www.linkedin.com/in/raalves
(LinkedIn)
www.shiftenergyinc.com
(Company)
www.shiftvc.com (Company)

Top Skills

Start-ups
Mergers & Acquisitions
Corporate Law

Languages

Spanish (Full Professional)
Italian (Limited Working)
French (Limited Working)
English (Native or Bilingual)
Portuguese (Native or Bilingual)

Certifications

Member
Member

Honors-Awards

2019 Top Rated Lawyer
2014 Superb Attorney
2019 America's Most Honored
Professionals Top 10 Percent
2019 Superb Attorney Rating
2019 A+ Superior Attorney Rating

Rodney Alves

CEO @ Shift Energy | Renewable Energy, Impact Investment
Los Angeles Metropolitan Area

Summary

I am a seasoned entrepreneur, investor, and M&A attorney with over 35 years of experience in diverse industries, from consumer products to engineering, to trade, internet, and consulting. I have a strong mix of business strategy, legal, operational, and investing skills, as well as a passion for renewable energy and environmental, social, and governance (ESG) issues.

As the CEO of Shift Energy, a U.S. engineering company that integrates commercially proven technologies to maximize the production of renewable transportation fuels and other valuable byproducts, I am responsible for the business structuring and strategic planning, including the continuous growth of the projects pipeline and partnerships. I am also a board member of several companies, as well as a Member of the REEEAC at the U.S. Department of Commerce, where we provide the Secretary recommendations on improving competitiveness of U.S. exports of renewable energy and energy efficiency goods and services. My mission is to drive impact investment in renewable energy and ESG, and to leverage my legal and investment expertise to create value for all stakeholders.

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Experience

Shift Energy Holdings, Inc.
Chief Executive Officer
2014 - Present (10 years)
El Segundo, California

Responsible for Shift Energy's business structuring and strategic planning, including continuous growth of projects pipeline and partnerships.

Shift Energy is a U.S. engineering company based in California that integrates commercially proven technologies in a unique design that maximizes the production of renewable transportation fuels and other valuable byproducts.

This is Impact Investment at its core.

www.shiftenergyinc.com

Stealth Mode Startup
Board Member
March 2023 - Present (1 year 8 months)
Los Angeles, California, United States

Disruptive Woman-Owned company. Details to be disclosed soon.

Beantween Coffee
Board Member
2017 - Present (7 years)
Greater Los Angeles Area

Overseeing Company's operations and responsible for strategic partnerships

Alves Law
Managing Partner | Co-Founder
2014 - Present (10 years)
Los Angeles, CA

A seasoned business attorney, trained, licensed and experienced in both Brazil and the US, my practice focuses on advising startup, emerging growth and middle market companies across a spectrum of industries in corporate, finance and business transactions with emphasis on mergers and acquisitions, entertainment, contracts, investments and project finance.

Building 8 People & Performance
Board Member
2017 - 2021 (4 years)
Greater Los Angeles Area

Strategic Leadership and Company's Management Team

e-Commerce Company
Board Member | Co-Founder
2011 - 2014 (3 years)
Greater Los Angeles Area

Founder and Investor of an online fashion store.

MEE, Inc.
General Counsel | Board Member | Co-Founder
2011 - 2014 (3 years)

Greater Los Angeles Area

As one of the founders and investors, structured and organized the company on its early stages and handled all legal matters, participated in strategic meetings and decision making.

Fliteline Aerospace

General Counsel | Board Member | Co-Founder
2009 - 2014 (5 years)
Greater Los Angeles Area

As one of the founders and investors, structured and organized the company on its early stages and handled all legal matters, participated in strategic meetings and decision making.

Alves, Videla Business Strategies

Managing Partner | Co-Founder
2008 - 2014 (6 years)
Los Angeles, CA

Experienced, versatile and motivated consulting firm with focus in Mergers & Acquisitions both domestically and abroad, advancing the international interests and book of business for companies, especially in Latin America.

D'Artagnan Entertainment, Inc.

Vice President Legal Affairs | Partner
2005 - 2014 (9 years)

Actively participated and negotiated several transactions, including production and co-production deals, on behalf of the company. Responsible for all secretarial, corporate and legal matters.

Clean Energy Company

Latin America BizDev | Advisor | Investor
2012 - 2013 (1 year)
Newport Beach, CA

Assisted and Invested in a waste/biomass to energy company.

Almeida Advogados

Partner
2011 - 2012 (1 year)
São Paulo Area, Brazil / Los Angeles, CA

Partner in charge of the Firm's overseas operations, with focus in the US. Almeida Advogados is a reputable Brazilian Business Law Firm, assisting domestic and international clients with their needs in Brazil.

Meklin USA
General Counsel | BOD Member | Investor
2008 - 2010 (2 years)
Los Angeles, CA

As one of the investors, structured and organized the company on its early stages in the US and handled all legal matters, participated in strategic meetings and decision making. IT company -- Software, Sensors development.

Manatt, Phelps & Phillips, LLP
Attorney Advisor
2006 - 2008 (2 years)
Los Angeles, CA

Member of the Latin America Practice team, participated in several cross-border transactions, drafting agreements, performing due diligence reviews, assisting clients in achieving their goals.

Castro Campos Advogados (PwC legal)
Manager Attorney
2000 - 2005 (5 years)

Responsible for all M&A transactions of the firm, coordinating due diligences, managing a team of several attorneys and closing multiple transactions regularly.

Villemor Amaral Advogados
Senior Associate
1996 - 2000 (4 years)
Sao Paulo, Brazil

Member of the Corporate and International Transactions Practice team, participated in several domestic and cross-border transactions, drafting and negotiating contracts, performing due diligence, closing deals on behalf of clients. Also responsible for all Competition and Antitrust Law cases, preparing and arguing cases before CADE and SEAE.

Interactive Brasil Ltda.
In-House Attorney
1994 - 1996 (2 years)

Sao Paulo, Brazil

Responsible for all corporate and legal work for the company. Participate in BOD meetings, acted as Legal Counsel on the day-to-day operations of the company.

Family Office - Business
Owner | Investment Officer
1986 - 1995 (9 years)
São Paulo, Brazil

Evaluation of investments and acquisition opportunities, integration with other family businesses and operating companies from investment/acquisition to exit.

Plastflon Ind. Plásticos Ltda.
Owner | Head of BizDev
1990 - 1994 (4 years)

Industrial plastic engineering manufacturer, family owned. Headed International and BizDev of the company, leading to a successful sale/exit.

Plastotal Ind. Com. Ltda.
Head of BizDev
1984 - 1994 (10 years)
São Paulo Area, Brazil

Traditional wholesale and manufacturing industrial plastic engineering company, family owned business. Headed the business development of the company, leading to a successful sale/exit.

Education

University of California, Los Angeles - School of Law
LL.M., M&A

ENAP- Escola Nacional de Administração Pública
Post-grad coursework in Competition Law, Antitrust Laws in Brazil

Escola Superior de Advocacia Nacional
Post-grad coursework in International Law, Public and Private International Laws

Universidade Presbiteriana Mackenzie

LL.B., JD equivalent, Law

CPOR/SP

Second Lieutenant, Army, Cavalry